rendering its opinion, Jefferies assumed that such financial forecasts were reasonably prepared on bases reflecting the best currently available estimates. Jefferies expressed no opinion as to such financial forecasts or the assumptions on which they were made.

Jefferies' opinion was based on economic, monetary, regulatory, market and other conditions existing and that could be evaluated as of the date of its opinion. Jefferies did not undertake to reaffirm or revise its opinion or otherwise comment on events occurring after the date of its opinion, and Jefferies expressly disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting its opinion of which Jefferies becomes aware after the date of its opinion.

Jefferies made no independent investigation of any legal, accounting or tax matters affecting the IDRs, PAA's general partner interest, the PAA Common Units, any class of PAGP equity interests or any of the other Transactions, and Jefferies assumed the correctness in all respects material to its analysis of all legal, accounting and tax advice given to PAGP, including, without limitation, advice as to the legal, accounting and tax consequences of the terms of, and transactions contemplated by, the agreements governing and effecting the PAA Recapitalization to PAGP, the PAGP public Class A Shareholders and the AAP Unitholders, and to the other participants in the PAA Recapitalization. In addition, in preparing its opinion, Jefferies did not take into account, and expressed no view with regards to, any tax consequences of the transactions to any PAGP public Class A Shareholders, any AAP Unitholders or to other participants in the PAA Recapitalization. Jefferies assumed that the final form of the agreements governing and effecting the PAA Recapitalization would be substantially similar to the last drafts reviewed by Jefferies in all respects material to Jefferies' analyses and opinion. Jefferies assumed that the representations and warranties of each party in the Simplification Agreement and in all related documents and instruments referred to in the Simplification Agreement were true and correct, and that each party to the Simplification Agreement and all related documents would perform all of the covenants and agreements required to be performed by such party under such documents. Jefferies also assumed that the PAA Recapitalization would be consummated in accordance with its terms or as otherwise described to Jefferies by representatives of PAGP and PAA without waiver, modification or amendment of any term, condition or agreement that would be material in any respect to Jefferies' analyses or opinion and that, in the course of obtaining the necessary regulatory or third party approvals, consents and releases for the PAA Recapitalization, no delay, limitation, restriction or condition would be imposed that would have an adverse effect on PAGP, PAA or AAP or the contemplated benefits of the PAA Recapitalization in any respect material to Jefferies' opinion.

Jefferies' opinion was addressed to the PAGP GP board for use in its consideration of the PAA Recapitalization. Jefferies' opinion did not address the relative merits of the Simplification and related transactions as compared to any alternative transaction or opportunity that might be available to PAGP or PAA, nor did it address the underlying business decisions by PAGP and PAA to engage in the PAA Recapitalization. Jefferies was not engaged by the PAGP GP board regarding potential transactions alternative to the PAA Recapitalization. In addition, the PAGP GP board did not ask Jefferies to address, and Jefferies' opinion did not address, the fairness to, or any other consideration involving, the holders of any class of securities, creditors or other constituencies of PAGP or PAA, other than the PAGP public Class A Holders and the AAP Unitholders as set forth therein. Jefferies expressed no opinion as to the price at which the equity interests of PAGP or PAA would trade at any time. Jefferies did not express any view or opinion as to the fairness, financial or otherwise, of the amount or nature of any compensation payable to, or to be received by, any officer, employee or director of any party to the PAA Recapitalization, or any class of such persons, in connection with the PAA Recapitalization relative to the compensation to the PAGP public Class A Shareholders or the AAP Unitholders. Jefferies' opinion was authorized by the Fairness Committee of Jefferies LLC.

Throughout the course of advising the PAGP GP board, Jefferies performed financial analyses, reviewed extensive market-based data and prepared comparative analytics. Some of the analyses performed by Jefferies, such as contribution analysis, historical exchange ratio analysis and accretion/ dilution analysis, were prepared for the informational benefit or at the request of the PAGP GP board but did not represent fundamental valuation methodologies relied upon by Jefferies for purposes of its fairness opinion. Other analyses performed by Jefferies, such as selected public companies analysis and discounted cash flow analysis, were the fundamental valuation methodologies that provided the analytical basis for Jefferies' fairness opinion.

The contribution analysis prepared by Jefferies compared (i) the pro forma ownership percentage of AAP in PAA based on the 245,500,000 PAA common units to be issued to AAP in the transaction, assuming the conversion of PAA's preferred equity, against (ii) AAP's percentage share of the present value of the total amount of distributions projected to be made by PAA under each of the Downside, June Sensitivity and Upside cases on a status quo basis (i.e., assuming the simplification transaction does not take place but that PAA's annualized common unit distribution level is reset to $2.20 per unit), using a 10% discount rate. This analysis resulted in pro forma ownership of AAP of 34.8% as compared to 30.2% under the "Downside" Case, 32.0% under the June Sensitivity Case and 33.9% under the "Upside" Case. The historical exchange ratio analysis performed by Jefferies compared the implied exchange ratio over the preceding 12 months of PAGP and based on relative market trading values. This analysis showed a 12-month high exchange ratio of 0.617x, a 12-month low exchange ratio of 0.325x and one, three, six and a 12-month average exchange ratios of 0.3844x, 0.3992x, 0.3837x and 0.4528x, respectively, in each case as compared to an exchange ratio implied by the 245,500,000 PAA common units issued in the transaction of 0.3755x. The accretion/dilution analysis prepared by Jefferies analyzed the impact of the proposed simplification transaction on the pro forma distribution per share to AAP's equity holders (including PAGP) on a per unit basis, assuming a $2.20 per unit annualized distribution at PAA through 2017 and distributions thereafter based on a 1.15x targeted minimum distribution coverage under all three cases analyzed by Jefferies. This analysis also included sensitivities for additional organic growth expenditures, acquisitions by PAA and pro forma trading yield, among others. Based on the assumptions made, this analysis showed that the proposed transaction would be accretive to estimated Distributed Cash Flow per AAP unit for 2018-2021 by a range of approximately 11-19% per year under the Downside Case, 3-14% per year under the June Sensitivity Case and a negative 2.6% to a positive 5% per year under the Upside Case. Adding the sensitivities to each of these cases increased the level of accretion under all three cases. Jefferies did not base its fairness opinion on the contribution analysis, historical exchange ratio analysis or accretion/dilution analysis described above, but instead based its fairness opinion on selected public companies analysis and discounted cash flow analysis, both of which are summarized below.

The preparation of a fairness opinion is a complex process involving various determinations as to the most appropriate and relevant quantitative and qualitative methods of financial analysis and the applications of those methods to the particular circumstances and, therefore, is not necessarily susceptible to partial analysis or summary description. Jefferies believes that its analyses must be considered as a whole. Considering any portion of Jefferies' analyses or the factors considered by Jefferies, without considering all analyses and factors, could create a misleading or incomplete view of the process underlying the conclusion expressed in Jefferies' opinion. With respect to the material analyses that formed the primary bases for Jefferies fairness opinion (selected public companies analysis and discounted cash flow analysis), Jefferies did not give any one form of analysis any more weight than the other form of analysis. With respect to such analyses, Jefferies may have deemed various assumptions more or less probable than other assumptions. The range of valuations resulting from any particular analysis described below should not be taken to be Jefferies' view of the actual value of the IDRs, PAA's general partner interest or the PAA Common Unit Consideration. Accordingly, the conclusions reached by Jefferies are based on all material analyses and factors taken as a whole and also on the application of Jefferies' own experience and judgment.

In performing its analyses, Jefferies made numerous assumptions with respect to industry performance, general business, economic, monetary, regulatory, market and other conditions and other matters, many of which are beyond PAGP's, AAP's, PAA's and Jefferies' control. The analyses performed by Jefferies are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than suggested by such analyses. In addition, analyses relating to the per unit value of Class A Shares or PAA Common Units do not purport to be appraisals or to reflect the prices at which Class A Shares or PAA Common Units may actually be sold or trade. The analyses performed were prepared solely as part of Jefferies' analysis of the fairness, from a financial point of view, of the PAA Common Unit Consideration to be paid to each of PAGP, the holders of Class A Shares other than PAGP GP and such holders who are also holders of Class B Shares and the holders of AAP Units in connection with the PAA Recapitalization, and were provided to the PAGP GP board in connection with the delivery of Jefferies' opinion.

In arriving at its opinion, Jefferies was not authorized to solicit, and did not solicit, interest from any third party with respect to the acquisition of any or all of the Class A Shares or any business combination or other extraordinary transaction involving PAGP.

Except as described above, the PAGP GP board did not impose any other restrictions or limitations on Jefferies with respect to the investigations made or the procedures followed by Jefferies in rendering its opinion.

The following is a summary of the material financial and comparative analyses performed by Jefferies in connection with Jefferies' delivery of its opinion to the PAGP GP board on July 11, 2016. The financial analyses summarized below include information presented in tabular format. In order to fully understand Jefferies' financial analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data described below without considering the full narrative descriptions of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of Jefferies' financial analyses.

Transaction Overview

Based upon the proposed PAA Common Unit Consideration of 245,500,000 PAA Common Units in exchange for the IDR Redemption and the GP Conversion, Jefferies noted that the implied simplification exchange ratio was approximately 0.3755 PAA common units for each outstanding AAP Unit based on the closing price of PAA Common Units on July 7, 2016.

Selected Public Companies Analysis

Jefferies compared certain financial data for PAGP and selected general partners of master limited partnerships with publicly traded equity securities that Jefferies deemed relevant. These general partners, which are referred to as the "*PAGP Selected Public Companies*," were selected because they were deemed to be similar to PAGP in one or more respects, including the nature of their business, size, diversification and financial performance. No specific numeric or other similar criteria were used to select the PAGP Selected Public Companies and all criteria were evaluated in their entirety without application of definitive qualifications or limitations to individual criteria. As a result, a significantly larger or smaller general partner with substantially similar lines of business and business focus may have been included while a similarly sized general partner with less similar lines of business and greater diversification may have been excluded. Jefferies identified a number of general partners for purposes of its analysis but may not have included all general partners that might be deemed comparable to PAGP.